# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indigo Acquisition Corp., CIK 0002063816
CUSIP: G4791J106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 801 BRICKELL AVENUE, SUITE 1900, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002076444
Persons authorized to receive notices and communications: Scott E. Salpeter, 801 Brickell Avenue, Suite 1900, Miami, Florida (FL), 33131, 305-438-7700

## Reporting persons
- Indigo Sponsor Group LLC (CIK 0002076444): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,214,286; shared voting power 0; sole dispositive power 2,214,286; shared dispositive power 0; aggregate amount beneficially owned 2,214,286 (15% of the class)
- CASSEL JAMES S (CIK 0001036796): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,214,286; sole dispositive power 0; shared dispositive power 2,214,286; aggregate amount beneficially owned 2,214,286 (15% of the class)
- SALPETER SCOTT E (CIK 0000922713): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,214,286; sole dispositive power 0; shared dispositive power 2,214,286; aggregate amount beneficially owned 2,214,286 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Indigo Acquisition Corp.
Address of issuer's principal executive offices: 801 BRICKELL AVENUE, SUITE 1900, MIAMI, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:
1. Indigo Sponsor Group, LLC ("Sponsor")
2. James S. Cassel ("Cassel")
3. Scott E. Salpeter ("Salpeter")
Residence or business address: The business address of reporting persons are: c/o Indigo Acquisition Corp., 801 Brickell Avenue, Miami, Florida 33131.
Present principal occupation or employment: Sponsor is a private investor. Cassel is the co-founder and chairman of Cassel Salpeter & Co. LLC, a middle market investment bank. Salpeter is the co-founder of Cassel Salpeter & Co.
Criminal convictions in the last five years: During the past five years, neither Cassel, Salpeter nor Sponsor have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Cassel, Salpeter nor Sponsor have not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sponsor is a Delaware limited liability company.

Cassel and Salpeter have United States citizenship.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 7, 2025, Sponsor, as sponsor of the Issuer, acquired an aggregate of 2,165,000 ordinary shares for an aggregate purchase price of $3,765, or approximately $0.002 per share. On July 2, 2025, the Issuer consummated its initial public offering (?IPO?) and in connection with the consummation, the Sponsor purchased an aggregate of 244,286 units for an aggregate purchase price of $2,442,860. Each unit purchased was comprised of one ordinary share of the Issuer and one right to receive one-tenth of one ordinary share of the Issuer upon consummation of an initial business combination.

The reporting persons made the acquisitions reported in this Schedule 13D as sponsor and officers and directors of the Issuer and in support of the Issuer?s business plan. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time.

As officers and directors of the Issuer, Cassel and Salpeter are involved in making material business decisions regarding the Issuer?s policies and practices and may be involved in the consideration of various proposals considered by the Issuer?s board of directors. Additionally, as the Issuer?s business plan is to enter into a business combination, Cassel and Salpeter, as officers and directors of the Issuer, are actively involved in pursuing a suitable target for the Issuer?s business combination and will be actively involved in effecting any such business combination if the Issuer?s business plan is successful, which may also result in a change in the Issuer?s board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 14,755,000 ordinary shares outstanding as of July 11, 2025) are as follows:
(a)
i. Sponsor: 2,214,286 ordinary shares 15.0% (directly owned)
ii. Cassel: 2,214,286 ordinary shares 15.0% (indirectly owned)
iii. Salpeter: 2,214,286 ordinary shares 15.0% (indirectly owned)
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Sponsor: 2,214,286 ordinary shares 15.0%
Cassel: 0 ordinary shares 0%
Salpeter: 0 ordinary shares 0%

ii. Sponsor: 0 ordinary shares 0%
Cassel: 2,214,286 ordinary shares 15.0%
Salpeter: 2,214,286 ordinary shares 15.0%

iii. Sponsor: 2,214,286 ordinary shares 15.0%
Cassel: 0 ordinary shares 0%
Salpeter: 0 ordinary shares 0%

iv. Sponsor: 0 ordinary shares 0%
Cassel: 2,214,286 ordinary shares 15.0%
Salpeter: 2,214,286 ordinary shares 15.0%
Transactions in the class effected during the past sixty days: The reporting persons are the beneficial owner of 2,214,286 ordinary shares, or approximately 15.0%, of the Issuer's outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Registration Rights Agreement, dated June 30, 2025, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"), a Letter Agreement, dated June 30, 2025, by and among the Issuer, EarlyBirdCapital, Inc. and certain other parties thereto ("Insider Letter Agreement") and a Share Escrow Agreement dated June 30, 2025, by and among the Issuer and certain other parties thereto ("Share Escrow Agreement").

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and the Share Escrow Agreement and that it would not seek redemption rights with respect to any ordinary shares held by it.

Pursuant to the Share Escrow Agreement, Sponsor agreed, among other things, that the shares held by it prior to the IPO may not be transferred, assigned, sold or released from escrow, except for certain permitted transfers, until six months after the date of the consummation of an initial Business Combination, or earlier, if, subsequent to an initial Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/2063816/000121390025053869/ea0237618-04.htm

https://www.sec.gov/Archives/edgar/data/2063816/000121390025053869/ea023761804ex10-1_indigo.htm

https://www.sec.gov/Archives/edgar/data/2063816/000121390025053869/ea023761804ex10-4_indigo.htm

https://www.sec.gov/Archives/edgar/data/2063816/000121390025053869/ea023761804ex10-7_indigo.htm

https://www.sec.gov/Archives/edgar/data/2063816/000121390025053869/ea023761804ex10-8_indigo.htm

## Signatures
- Indigo Sponsor Group LLC: /s/ Scott E. Salpeter, Scott E. Salpeter, Managing Member (08/04/2025)
- CASSEL JAMES S: /s/ James S. Cassel, James S. Cassel (08/04/2025)
- SALPETER SCOTT E: /s/ Scott E. Salpeter, Scott E. Salpeter (08/04/2025)